The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to General Instruction II.K to
Form F-9, file No. 333-109392

Preliminary Pricing Supplement	SUBJECT TO COMPLETION	September 12, 2005

Pricing Supplement No. 9 to the Prospectus Dated October 14, 2003 and the
Prospectus Supplement dated January 26, 2005

US$
Royal Bank of Canada
Senior Global Medium-Term Notes, Series A
Redeemable Step-Up Range Notes Due March 20, 2009

Issuer:	Royal Bank of Canada ("Royal Bank")
Issue Date:	September 20, 2005
Minimum Investment:	US$5,000 (except that non-U.S. investors may be subject to higher minimums).
Denomination:	US$1,000 and integral multiples thereof.
Final Maturity Date:	March 20, 2009
Interest Payment Dates:	Interest payments shall be made quarterly in arrears on each 20th of September, December, March and June, commencing December 20, 2005.
Interest Payments:	For each coupon period commencing September 20, 2006, the interest payment shall be the coupon multiplied by the range fraction, A/B. The "coupon period" shall be each period from and including an interest payment date (or, for the first coupon period, September 20, 2005) to, but not including, the next interest payment date.

For Coupon Periods During	Coupon
September 20, 2005 – September 20, 2006=	5.00%
September 20, 2006 – September 20, 2007=	5.50%	x A/B	x Principal Amount
September 20, 2007 – September 20, 2008=	5.75%	x A/B	x Principal Amount
September 20, 2008 – March 20, 2009=	6.00%	x A/B	x Principal Amount

Where:
A =	Actual number of days in the coupon period for which the reference rate is within the range—below the cap level and above the floor level.
B =	Actual number of days in the coupon period.

Range:	For Coupon Periods During	Cap Level	Floor Level
	September 20, 2006 – September 20, 2007	5.00%	0.00%
	September 20, 2007 – September 20, 2008	5.50%	0.00%
	September 20, 2008 – March 20, 2009	5.75%	0.00%

Reference Rate:	U.S. dollar 3-month LIBOR
Optional Redemption:	Royal Bank may, at its option, elect to redeem the Notes in whole on March 20, 2006 or on any interest payment date thereafter (each such date, an "optional redemption date") at 100% of their principal amount plus accrued interest to but excluding such optional redemption date.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Ownership and Book-Entry Issuance" in the accompanying prospectus).
CUSIP Number:	78008EAE7
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Calculation Agent:	JPMorgan Chase Bank, N.A.

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-1 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

	Price to Public		Agent's Commission		Proceeds to Royal Bank
Per Note		100.00%		0.70%		99.30%
Total	$		$		$

RBC Capital Markets Corporation

Pricing Supplement dated September         , 2005

TABLE OF CONTENTS

Pricing Supplement
Risk Factors	P-1
Specific Terms of the Notes	P-3
Use of Proceeds	P-6
Supplemental Tax Considerations	P-7
Supplemental Plan of Distribution	P-9
Documents Filed as Part of the Registration Statement	P-9

Prospectus Supplement
About This Prospectus Supplement	S-3
Recent Developments	S-3
Consolidated Ratios of Earnings to Fixed Charges	S-3
Risk Factors	S-4
Use of Proceeds	S-7
Description of the Notes We May Offer	S-8
Certain Income Tax Consequences	S-27
Employee Retirement Income Security Act	S-40
Supplemental Plan of Distribution	S-41
Documents Filed as Part of the Registration Statement	S-46

Prospectus
Documents Incorporated by Reference	1
Where You Can Find More Information	3
About This Prospectus	3
Caution Regarding Forward-Looking Information	4
Royal Bank of Canada	5
Risk Factors	6
Use of Proceeds	6
Consolidated Ratios of Earnings to Fixed Charges	6
Description of Securities We May Offer	7
Additional Mechanics	10
Special Situations	12
Subordination Provisions	14
Defeasance	16
Events of Default	17
Ownership and Book-Entry Issuance	19
Our Relationship with the Trustee	25
Tax Consequences	25
Plan of Distribution	25
Validity of Securities	27
Experts	27
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others	28
Documents Filed as Part of the Registration Statement	28

i

RISK FACTORS

The Redeemable Step-Up Range Notes (the "Notes") are medium-term notes issued by Royal Bank offering a coupon (after the first year) linked to the level of a reference rate compared to the specified applicable range and redeemable at the option of Royal Bank. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors—Non-U.S. Investors May Be Subject to Certain Additional Risks". References to the "prospectus" mean our accompanying prospectus, dated October 14, 2003, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated January 26, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

The Notes are subject to special considerations. An investment in the Notes entails risks that are not associated with an investment in conventional floating-rate or fixed rate debt securities. Prospective purchasers of the Notes should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with their financial and legal advisers, of the suitability of the Notes in light of their particular financial circumstances. We urge you to carefully read the following risk factors, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement.

The Interest Payment on the Notes May Be Less Than the Specified Coupon

The interest payment will be the specified coupon on the Notes during any coupon period, multiplied by a fraction, the numerator of which will the actual number of days in that coupon period for which the reference rate is below the cap level and above the floor level, and the denominator of which will be the actual number of days in that coupon period. This range fraction will be less than one if the reference rate falls outside of the indicated range for one or more days in any coupon period, and hence, the interest payment will be less than the coupon for that coupon period. (The interest payment for the first year the Notes are outstanding will not be adjusted.)

Royal Bank May Redeem the Notes at Its Option

Royal Bank may, at its option, elect to redeem the Notes in whole on certain dates. Prospective purchasers of the Notes should consider that Royal Bank is more likely to redeem the Notes if the interest rate payable on instruments of comparable maturity and credit rating trading in the market is lower than then current interest rate of the Notes resulting from the level of the reference rate relative to the applicable range.

There May Not Be an Active Trading Market in the Notes—Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. RBC Capital Markets Corporation currently intends to make a market for the Notes, although it is not required to do so. RBC Capital Markets Corporation or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result you may suffer substantial losses.

The Market Value of the Notes May Be Influenced by Unpredictable Factors.

The market value of your Notes may fluctuate between the date you purchase them and the maturity date. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the reference rate on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

•	supply and demand for the Notes, including inventory positions with RBC Capital Markets Corporation or any other market-maker;

•	interest rates in the market and expectations about future interest rates;

•	the time remaining to the maturity of the Notes;

•	the creditworthiness of Royal Bank; and

•	economic, financial, political, regulatory or judicial events that affect stock markets generally.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The tax treatment of the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the sections entitled "Summary—What Are the Tax Consequences?" and "Supplemental Tax Considerations" in this pricing supplement, and the section "Certain Income Tax Consequences" in the accompanying prospectus supplement. You should consult your tax advisors about your own tax situation.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

JPMorgan Chase Bank, N.A. will serve as the calculation agent. JPMorgan Chase Bank, N.A. will, among other things, determined the amount of interest payable on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "Specific Terms of the Notes—Role of Calculation Agent". The calculation agent may exercise its judgment when performing its functions. For example, the calculation agent may have to determine the reference rate in certain circumstances. Since this determination by the calculation agent will affect interest payments on the Notes and the calculation agent is selected and paid by us, the calculation agent may have a conflict of interest if it needs to make any such decision.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

SPECIFIC TERMS OF THE NOTES

In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer—Legal Ownership" in the accompanying prospectus supplement and "Ownership and Book-Entry Issuance" in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series A" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and JPMorgan Chase Bank, N.A., as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes after the initial offering, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Minimum Investment

The minimum investment in the Notes will be $5,000.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Defeasance

There shall be no defeasance, full or covenant, applicable to the Notes.

Interest Payment Dates

Interest payments shall be made quarterly on each 20th of September, December, March and June, commencing December 20, 2005.

Coupon Period

The coupon period shall be each period from and including an interest payment date (or, for the first coupon period, September 20, 2005) to, but not including, the next interest payment date.

Interest Payments

For each coupon period commencing September 20, 2006, the interest payment shall be the coupon specified below multiplied by the range fraction, A/B.

For Coupon Periods During	Coupon
September 20, 2005 – September 20, 2006 =	5.00%
September 20, 2006 – September 20, 2007 =	5.50%	x A/B	x Principal Amount
September 20, 2007 – September 20, 2008 =	5.75%	x A/B	x Principal Amount
September 20, 2008 – March 20, 2009 =	6.00%	x A/B	x Principal Amount

Where:

A =	Actual number of days in the coupon period for which the reference rate is within the range—below the cap level and above the floor level.

B =	Actual number of days in the coupon period.

Range

For Coupon Periods During	Cap Level	Floor Level
September 20, 2006 – September 20, 2007	5.00%	0.00%
September 20, 2007 – September 20, 2008	5.50%	0.00%
September 20, 2008 – March 20, 2009	5.75%	0.00%

Reference Rate

The reference rate, LIBOR, will be determined by the calculation agent in accordance with the following provisions in the order set forth below:

•	On any day in each coupon period, the reference rate will be the average rate for deposits in U.S. dollars for a period of three months which appears on the Telerate LIBOR Page 3750 as of 11:00 a.m., London time on that day.

•	On any day in each coupon period on which such rate does not appear on the Telerate LIBOR Page 3750 as specified above, the reference rate will be determined on the basis of the arithmetic mean (rounded to the nearest one-thousandth of one percent, with 0.0005 being rounded up) of the rates at which a deposit in an amount of US$6 million are offered by four major banks in the London interbank market selected by the calculation agent (the "reference banks") at approximately 11:00 a.m., London time, on that day to prime banks in the London interbank market for a period of three months. The calculation agent will request the principal London office of each of the reference banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that day will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that day will be determined by the calculation agent.

Except as provided below, the reference rate on any day that is not a business day in each coupon period shall be the applicable reference rate calculated for the immediately preceding business day. For the coupon period commencing December 20, 2008, on any day following the day that is five business days prior to the interest payment date (the "final reference rate date"), the reference rate is equal to the reference rate calculated on the final reference rate date.

"Telerate" means, when used in connection with any designated page and any rate, the display page so designated on Telerate Service (or such other page as may replace that page on such service, or such other service as may be nominated as the information vendor, for the purpose of displaying rates or prices comparable to that rate).

Historically, the reference rate has experienced significant fluctuations. Any historical upward or downward trend in the reference rate level during any period shown below is not an indication that level of the reference rate is more or less likely to increase or decrease at any time during the term of the Notes. The historical reference rate levels do not give an indication of future levels of the reference rate. Royal Bank cannot make any assurance that the future levels of the reference rate will result in holders of the Notes receiving interest payments at the specified coupon. The reference rate on September 9, 2005 was 3.725%. The graph below sets forth the historical performance of the reference rate from September 11, 2000 through September 9, 2005.

Source: Bloomberg L.P.

Optional Redemption

Royal Bank may, at its option, elect to redeem the Notes in whole on each optional redemption date at 100% of their principal amount plus accrued interest to but excluding such optional redemption date. In the event Royal Bank elects to redeem the Notes, notice will be given to the registered holders not more than 60 nor less than 30 days prior to the option redemption date.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity (or upon redemption) will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City or London are authorized or obligated by law or executive order to close.

Modified Business Day

If any interest payment date or the day the principal amount becomes due and payable shall be a day that is not a business day, the payment shall be postponed to the first following day that is a business day and no interest shall be paid in respect of the delay.

Role of Calculation Agent

JPMorgan Chase Bank, N.A. will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the reference rate, interest payments, business days, the default amount and the amount payable at maturity in respect of your Notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus. It applies to you only if you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity,

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This subsection describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

Your Note will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the "Contingent Debt Rules"). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Note, you agree to these terms.

Under the Contingent Debt Rules, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your note (the "comparable yield") and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your Note prior to your receipt of cash attributable to such income. You may obtain the comparable yield and projected payment schedule from us by contacting the Royal Bank of Canada, Structured Note Department at (416) 842-6179.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Supplemental Canadian Tax Considerations

The discussion below supplements the discussion under "Certain Income Tax Consequences—Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

Interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act") to be paid or credited on a Note to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corporation (the "Underwriter") has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 0.70%. If you purchase less than $5,000,000 aggregate principal amount of the Notes in any single transaction during the initial public offering, the original public offering price for the Notes you purchase will be 100.00% of the principal amount. If you purchase $5,000,000 or more aggregate principal amount of the Notes in any single transaction during the original public offering, the original public offering price for the Notes you purchase will be 99.70% of the principal amount. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 0.70% of the principal amount of the Notes. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, RBC Capital Markets Corporation or another of our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter, (ii) the comfort letter of Deloitte & Touche LLP and (iii) the consent of Deloitte & Touche LLP. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement. Furthermore, we incorporate by reference the Report on Form 6-K filed with the SEC on August 26, 2005 under the Securities Exchange Act of 1934.

Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

EXHIBIT

Auditors' Consent

We refer to the Preliminary Pricing Supplement No. 9 of Royal Bank of Canada (the "Bank") dated September 12, 2005 relating to the offering of US$                     Senior Global Medium-Term Notes, Series A (Redeemable Step-Up Range Notes due March 20, 2009), to the Prospectus Supplement dated January 26, 2005 relating to the offering of up to US$1,370,000,000 Senior Global Medium-Term Notes, Series A to the short form base shelf prospectus dated October 14, 2003 relating to the offering of up to US$4,000,000,000 Senior Debt Securities, Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our reports to the shareholders of the Bank on the consolidated balance sheets as at October 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended October 31, 2004. Our reports are dated December 20, 2004.

(signed) "Deloitte & Touche LLP"
Chartered Accountants
Toronto, Canada
September 12, 2005

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

US$

Royal Bank of Canada

Senior Global Medium-Term Notes, Series A

Redeemable Step-Up Range Notes due March 20, 2009

September     , 2005